C21 INVESTMENTS INC.

(the “Company”)

Form 51-102F6V

STATEMENT OF EXECUTIVE COMPENSATION – VENTURE ISSUERS

for the fiscal year ended January 31, 2020

Dated July 29, 2020

Director and Named Executive Officer Compensation Excluding Compensation Securities

Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer, including an individual performing functions similar to a chief executive officer

(“CEO”);

(b) each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer, including an individual performing functions similar to a chief financial officer

(“CFO”);

(c) in respect of the Company and its subsidiaries, the most highly compensated executive officer (other than the CEO and CFO) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with applicable securities rules, for that financial year; and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and not acting in a similar capacity, at the end of that financial year.

For the year ended January 31, 2020, the Company had four Named Executive Officers, namely Robert Cheney (President and CEO until July 8, 2019), Sonny Newman (President and CEO from July 8, 2019), Michael Kidd (CFO and Corporate Secretary) and Russ Rotondi (General Counsel).

The following information is presented in U.S. dollars unless otherwise noted. The Company concluded that its presentation currency should change from the Canadian dollar (C$) to the U.S. dollar (US$) for the year ending January 31, 2020. The presentation currency change was applied retroactively and therefore the comparative figures have been restated to U.S. dollars. Amounts reported in U.S. dollars have been translated from Canadian dollars into U.S. dollars at the applicable average exchange rates.

Table of Compensation Excluding Compensation Securities

The following table sets out compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company or a subsidiary of the Company, to each NEO and director, in any capacity, for each of the Company’s financial years ended January 31, 2020 and 2019.

Table of compensation excluding compensation securities
		Salary, consulting		Committee		Value of all
		fee, retainer or		or meeting	Value of	other	Total
Name and		commission	Bonus	fees	perquisites	compensation	compensation
principal position	Year	($)	($)	($)	($)	($)	($)
					(3)
SONNY NEWMAN(1)	2020	234,398	Nil	Nil		Nil	234,398
President and CEO

					(3)
ROBERT CHENEY(2)	2020	70,574	Nil	Nil		Nil	70,574
Director, former President	2019	220,273	Nil	Nil	(3)	Nil	220,273
and CEO

					(4)
MICHAEL KIDD	2020	155,581	Nil	Nil		Nil	155,581
CFO, Corporate Secretary	2019	72,234	Nil	Nil	(3)	Nil	72,234
and Director

					(3)
RUSS ROTONDI	2020	151,924	Nil	Nil		Nil	151,924
General Counsel	2019	53,740	Nil	Nil	(3)	Nil	53,740

					(3)
SKYLER PINNICK	2020	32,693	Nil	Nil		Nil	32,693
CMO and Director	2019	76,907	Nil	Nil	(3)	Nil	76,907

					(3)
D. BRUCE MACDONALD	2020	Nil	Nil	Nil		Nil	Nil
Director	2019	Nil	Nil	Nil	(3)	Nil	Nil

					(3)
KETURAH NATHE(5)	2020	241,846	Nil	Nil		Nil	241,846
Former Director	2019	42,713	Nil	Nil	(3)	Nil	42,713

					(3)
LEN WERDEN	2020	83,405	Nil	Nil		Nil	83,405
Director	2019	108,254	Nil	Nil	(3)	Nil	108,254

_________________________

(1) Mr. Newman was appointed CEO and President of the Company on July 8, 2019, and therefore served as CEO and President for 7 months in 2020.

(2) Mr. Cheney ceased to be CEO and President of the Company on July 8, 2019 and therefore served as CEO and President for approximately 5 months in 2020. Mr. Cheney was not paid any compensation for his role as director of the Company.

(3) Perquisites that are not generally available to all employees did not exceed $15,000.

(4) Perquisites that are not generally available to all employees did not exceed 10% of the NEO or director’s total salary.

(5) Ms. Nathe ceased to be a director of the Company on September 13, 2019, and therefore served as a director for 8 months in 2020.

External Management Companies

Except as disclosed herein, none of the NEOs or directors of the Company have been retained or employed by an external management company which has entered into an understanding, arrangement or agreement with the Company to provide executive management services to the Company, directly or indirectly. See “Employment, Consulting and Management Agreements or Arrangements” for a description of the Company’s consulting agreements with the Company’s NEOs.

Stock Options and Other Compensation Securities

The following table discloses all compensation securities granted or issued to each NEO and director by the Company or one of its subsidiaries in the financial year ended January 31, 2020 for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries and the total amount of compensation securities held as at the Company’s financial year end of January 31, 2020.

Compensation Securities
		Number of						Total
		compensation			Closing price	Closing price		amount of
		securities,		Issue,	of security or	of security or		compensation
		number of		conversion	underlying	underlying		securities held
		underlying		or exercise	security on	security at		as at
	Type of	securities, and
	compensation	percentage of	Date of issue or	price	date of grant	year end		January 31,
Name and position	security	class (1)	grant	($)	($)	($)	Expiry date	2020
SONNY NEWMAN	Options	Nil	N/A	N/A	N/A	N/A	N/A	Nil
President and CEO

ROBERT CHENEY	Options	Nil	N/A	N/A	N/A	N/A	N/A	335,000
Director, former
President and CEO

MICHAEL KIDD	Options	190,000	Feb 6, 2019	1.11	$1.11	0.62	Feb 5, 2022	315,000
CFO, Corporate
Secretary and
Director
RUSS ROTONDI	Options	Nil	N/A	N/A	N/A	N/A	N/A	100,000
General Counsel
SKYLER PINNICK	Options	Nil	N/A	N/A	N/A	N/A	N/A	100,000
CMO and Director

D. BRUCE	Options	Nil	N/A	N/A	N/A	N/A	N/A	210,000
MACDONALD
Director

KETURAH NATHE	Options	Nil	N/A	N/A	N/A	N/A	N/A	260,000
Former Director

LEN WERDEN	Options	Nil	N/A	N/A	N/A	N/A	N/A	310,000
Director

_________________________

(1) The numbers under this column represent the number of options and the same number of common shares of the Company underlying the related options.

(2) The February 6, 2019 grant of options to Michael Kidd vested over 12 months. All other options were fully vested on the date of grant.

No compensation security has been re-priced, cancelled and replaced, had its term extended, or otherwise been materially modified, in the most recently completed financial year.

Except for the vesting schedule discussed in note (2) of the above table, there are no restrictions or conditions for converting, exercising or exchanging the compensation securities.

No NEO or director of the Company exercised any compensation securities during the financial year ended January 31, 2020.

Stock Option Plans and Other Incentive Plans

Stock Option Plan

On February 23, 2018, the Company’s Board of Directors adopted a 10% rolling stock option plan (the “Option Plan”). The Option Plan provides that, subject to the requirements of the CSE, the aggregate number of Common Shares reserved for issuance pursuant to options granted under the Option Plan will not exceed 10% of the number of Common Shares of the Company that are issued and outstanding from time to time, less the aggregate number of Common Shares then reserved for issuance pursuant to any other equity compensation arrangement.

The Option Plan will be administered by the Board, which will have full and final authority with respect to the granting of all options thereunder subject to express provisions of the Option Plan. Options may be granted under the Option Plan to such directors, officers, employees, consultants or management company employees of the Company and its subsidiaries as the Board may from time to time designate. The Option Plan will be used to provide share purchase options to be granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board will take into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants were in accordance with the policies of CSE, and closely aligned the interests of the executive officers with the interests of shareholders. The directors of the Company will also be eligible to receive stock option grants under the Plan, and the Company will apply the same process for determining such awards to directors as with NEOs.

The exercise prices shall be determined by the Board, but shall not, in any event, be less than the greater of the closing market price of the listed security on the CSE on the trading day prior to the date of grant, and the closing market price on the date of grant, of the Options. Options may be granted for a maximum term of 10 years. The Option Plan complies with Section 2.25 of National Instrument 45-106 – Prospectus Exemptions and provides that the number of Common Shares which may be reserved for issuance on a yearly basis to any one related person upon exercise of all stock options held by such individual may not exceed 5% of the issued Common Shares calculated at the time of grant. Moreover, the Company cannot issue grants to insiders if in the aggregate their grants would, on a fully diluted basis, exceed 10% of the issued and outstanding Common Shares of the Company.

Restricted Share Unit Plan

On July 17, 2018, the Company’s Board of Directors adopted a restricted share unit plan (the “RSU Plan”). The RSU Plan provides for the grant of the right to acquire fully paid and non-assessable common shares (“Restricted Share Units” or “RSUs”), as applicable, in accordance with the terms of the RSU Plan to participants (“Participants”), being part-time or full-time employees or consultants of the Company or certain related entities. The maximum aggregate number of Common Shares issuable under the RSU Plan is 750,000 Common Shares.

The aggregate number of Common Shares issuable to insiders pursuant to Restricted Share Units and all other security based compensation arrangements, at any time, shall not exceed 10% of the total number of Common Shares then outstanding. The aggregate number of Common Shares issued to insiders pursuant to Restricted Share Units and all other security based compensation arrangements, within a one year period, shall not exceed 10% of the total number of Common Shares then outstanding. The aggregate number of Common Shares reserved for issuance upon the exercise of Restricted Share Units to any one person or entity within any one year period under all security based compensation arrangements shall not exceed 5% of the total number of Common Shares then outstanding.

The Board will determine the period of time during which a Restricted Share Unit is not vested and the Participant holding such Restricted Share Unit remains ineligible to receive Common Shares (the “Restricted Period”) applicable to such Restricted Share Units. In addition, at the sole discretion of the Board, at the time of grant, the Restricted Share Units may be subject to performance conditions to be achieved by the Company, a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Units to entitle the holder thereof to receive the underlying Common Shares. Upon the expiry of the applicable Restricted Period (or on the deferred payment date (as described below), as applicable), a Restricted Share Unit shall be automatically settled and the underlying Common Share shall be issued to the holder of such Restricted Share Unit, which Restricted Share Unit shall then be cancelled. Any Restricted Share Unit which has been granted under the RSU Plan and which has been settled and cancelled in accordance with the terms of the RSU Plan will again be available under the RSU Plan.

Participants who are (i) employees; (ii) residents of Canada for the purposes of the Income Tax Act (Canada); and (iii) not subject to the provisions of the Internal Revenue Code may elect to defer to receive all or any part of their Common Shares until one or more deferred payment dates, which is the date after the Restricted Period, which is the earlier of (i) the date which the Participant has elected to defer receipt of Common Shares; and (ii) the date the Participant retires from employment with the Company or related entity. Any other Participants may not elect a deferred payment date.

The Corporate Governance and Compensation Committee has the responsibility to administer the compensation policies related to the executive management of the Company. The Company awarded an option to a director and executive officer during the most recently completed financial year.

Employment, Consulting and Management Agreements or Arrangements

Robert Cheney, former President and CEO

In April 2018, the Company entered into a consulting agreement with Robert Cheney. Pursuant to the terms of the consulting agreement, the Company agreed to pay Mr. Cheney C$360,000 per year to be paid in monthly instalments of C$30,000. In January 2019, the Company and Mr. Cheney agreed to an annual consulting fee of C$204,000. The consulting agreement did not include any provisions in respect of termination or change of control payments. On July 8, 2019, Mr. Cheney ceased to be CEO and President of the Company. No termination payments were paid to Mr. Cheney.

Sonny Newman, President and CEO

On January 1, 2019, the Company entered into a consulting agreement with Sonny Newman. Pursuant to the terms of the consulting agreement the Company agreed to pay Mr. Newman 5% of after-tax earnings of the C21 Nevada operations. Mr. Newman has been paid $234,398 in the year ended January 31, 2020. On July 1, 2020, this consulting agreement was replaced with an offer letter to pay Mr. Newman $200,000 per year. The employment is at will and there is no termination or change of control provisions.

Michael Kidd, Chief Financial Officer

The Company entered into an employment agreement with Michael Kidd dated May 4, 2018 (the “Kidd Employment Agreement”). Pursuant to the Kidd Employment Agreement, the Company agreed to employ Mr. Kidd as CFO on a full- time basis for a term of five years. For his services as CFO, the Company agreed to pay Mr. Kidd an annual base salary of C$230,000, to be increased by 10% each year and subject to bonuses as determined by the Corporate Governance and Compensation Committee. The Company also granted to Mr. Kidd special warrants to purchase 230,000 Common Shares at a price of C$1.38 per share. In January 2019, Mr. Kidd and the Company agreed to a revised base salary of C$204,000. In the event that Mr. Kidd is terminated for any reason (other than for cause or in the event of criminal or civil fraud), the Company shall pay Mr. Kidd a termination payment of C$300,000 and any outstanding stock options shall remain in effect for not less than 12 months.

Russ Rotondi, General Counsel

In October 2018, the Company hired Russ Rotondi to be General Counsel. Pursuant to an offer letter, the Company agreed to pay Mr. Rotondi an annual base salary of $200,000 per annum. In January 2019, the Company and Mr. Rotondi agreed to revise the base salary to $150,000. The employment is at will and there is no termination or change of control provisions.

Leonard Werden, Director

In April 2018, the Company entered into a consulting agreement with Leonard Werden. Pursuant to the terms of the consulting agreement, the Company agreed to pay Mr. Werden C$338,000 per year to be paid in monthly instalments of C$28,000 (with the exception of the first monthly installment in April 2018 which was C$30,000). In January 2019, the Company and Mr. Werden agreed to an annual salary of C$204,000. The consulting agreement does not include any provisions in respect of termination or change of control payments. The consulting contract ceased on July 8, 2019, no termination payments were made.

Keturah Nathe, Former Director

The Company entered into an employment agreement with Keturah Nathe dated April 11, 2018 (the “Nathe Employment Agreement”). Pursuant to the Nathe Employment Agreement, the Company agreed to employ Ms. Nathe on a full-time basis for a term of five years. For her services, the Company paid Ms. Nathe an annual base salary of C$120,000, to be increased by 10% each year and subject to bonuses as determined by the Corporate Governance and Compensation Committee. The Company also granted to Ms. Nathe special warrants to purchase 300,000 Common Shares at a price of C$1.38 per share. Pursuant to the Nathe Employment Agreement, and in recognition of past services to the Company, Ms. Nathe was issued 20,000 Common Shares at an issue price of C$1.50 per share and paid C$30,000 in cash. In the event that Ms. Nathe was terminated for any reason, the Company agreed to pay Ms. Nathe 24 months’ salary (including applicable base pay increments) and a bonus not less than 25% of Ms. Nathe’s base compensation. Any outstanding stock options are to remain in effect for not less than 12 months from the date of termination. Ms. Nathe resigned as VP Corporate Development effective May 16, 2019. No termination payments were paid to Ms. Nathe. On May 16, 2019, the Company entered into a consulting agreement with KMN MGMT Inc. (“KMN”), whereby KMN agreed to provide the services of Ms. Nathe to the Company for a one-year term in exchange for a lump sum consulting fee of C$320,200 (plus applicable GST). The consulting agreement does not include any provisions in respect of termination or change of control payments. Ms. Nathe resigned as director of the Company on September 13, 2020.

Except as disclosed herein, the Company has no other employment contracts or consulting agreements with any other Named Executive Officer or director.

Oversight and Description of Director and Named Executive Officer Compensation

The main objective of the Company’s executive compensation program will be to attract, retain, and engage high-quality, high-performance executives who have the experience and ability to successfully execute the Company’s strategy and deliver value to our shareholders.

The objectives of the Company’s executive compensation program will be as follows:

(i.)	compensate executives competitively for the leadership, skills, knowledge, and experience necessary to perform their duties;
(ii.)	align the actions and economic interests of executives with the interests of shareholders; and,
(iii.)	encourage retention of executives.

The Corporate Governance and Compensation Committee annually reviews and sets remuneration of executive officers. The independent director, being D. Bruce Macdonald, determined that the executive compensation program should be comprised of the following elements:

• Base Salary – to compensate executives for the leadership, skills, knowledge and experience required to perform their duties; and,

• Long-term Incentive Plan – to retain talented executives, reward them for their anticipated contribution to the long-term successful performance of the Company and align them with the interests of shareholders.

There have been no significant changes to the Company’s compensation policies made after the financial year ended January 31, 2020 that could or will have an effect on director or NEO compensation.

Pension Disclosure

The Company does not provide a pension to any director or NEO.